Filed Pursuant to Rule 424(b)(3)
Registration No. 333-188847

PROSPECTUS

10,311,793 Shares of Common Stock

Issuable Upon Exercise of Warrants

408,545 Shares of Common Stock

Offered by the Selling Securityholders

This prospectus relates to our offer and sale in the “primary offering” of up to 10,311,793 shares of our common stock issuable upon the exercise of our outstanding March 2010, March 2011, April 2011 and December 2012 warrants. The March 2010 warrants are exercisable until September 26, 2016 at an exercise price of $2.18 per share of our common stock. The March 2011 warrants are exercisable until March 4, 2016 at an exercise price of $0.65 per share of our common stock. The April 2011 warrants are exercisable until April 20, 2017 at an exercise price of $0.65 per share of our common stock. The December 2012 warrants are exercisable until December 21, 2017 at an exercise price of $1.90 per share of our common stock.

In addition, the selling securityholders may, from time to time, offer and sell in the “secondary offering” up to 408,545 shares of our common stock held by the selling securityholders or issuable upon the exercise of our outstanding warrants held by them. We will not receive any proceeds from the sale of our common stock by the selling securityholders, except for the exercise price of the selling securityholders’ warrants to the extent they are exercised.

In this prospectus, we refer to our outstanding warrants described in this prospectus, including our outstanding warrants held by the selling securityholders, as the “warrants.”

The selling securityholders or their donees, pledgees or other transferees may sell or otherwise transfer the shares of common stock offered by them from time to time in the public market or in privately negotiated transactions, either directly or through broker-dealers or underwriters, at fixed prices, at prevailing market prices at the time of sale, at prices relating to the prevailing market prices, at varying prices determined at the time of sale or at negotiated prices. See “Plan of Distribution” beginning on page 20 of this prospectus for more information about how the selling securityholders may sell or otherwise transfer their shares of common stock.

Our common stock is traded on The NASDAQ Capital Market under the symbol “GALE.” On August 8, 2013, the closing sale price of our common stock on The NASDAQ Capital Market was $2.04.

An investment in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 15, 2013.

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ABOUT THIS PROSPECTUS

This document is part of the registration statement on Form S-3 (File No. 333-188847), or the “registration statement,” that we filed with the Securities and Exchange Commission, or the “SEC,” using a “shelf” registration process to register sales of our common stock. As permitted by the rules and regulations of the SEC, the registration statement filed by us includes additional information not contained in this prospectus. You may read the registration statement and the other reports we file with the SEC at the SEC’s web site or its offices described under the heading “Where You Can Find More Information” in this prospectus.

If information in this prospectus is inconsistent with any document incorporated by reference that was filed with the SEC before the date of this prospectus, you should rely on this prospectus. This prospectus and the documents incorporated by reference include important information about us, the common stock being offered, and other information you should know before investing in our common stock. You should also read and consider information in the documents to which we have referred you in the section of this prospectus entitled “Where You Can Find More Information.”

You should rely only on this prospectus and the information incorporated or deemed to be incorporated by reference in this prospectus. We and the selling securityholders have not authorized anyone to provide you with information that is in addition to or different from that contained or incorporated by reference in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy securities, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than as of the date of this prospectus, or in the case of the documents incorporated by reference, the date of such documents regardless of the time of delivery of this prospectus or any sale of our securities. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

The industry and market data contained or incorporated by reference in this prospectus are based either on our management’s own estimates or on independent industry publications, reports by market research firms or other published independent sources. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness, as industry and market data are subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market data. Accordingly, you should be aware that the industry and market data contained or incorporated by reference in this prospectus, and estimates and beliefs based on such data, may not be reliable. Unless otherwise indicated, all information contained or incorporated by reference in this prospectus concerning our industry in general or any segment thereof, including information regarding our general expectations and market opportunity, is based on management’s estimates using internal data, data from industry related publications, consumer research and marketing studies and other externally obtained data.

SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus or incorporated by reference in this prospectus and does not contain all of the information that may be important to you or that you should consider before investing in our common stock. This prospectus includes or incorporates by reference information about the common stock we are offering, as well as information regarding our business and industry and detailed financial data. Before making an investment decision, you should read this prospectus and the information incorporated by reference herein in their entirety, including “Risk Factors” beginning on page 7 of this prospectus.

About Galena

Galena Biopharma, Inc. (“we,” “us,” “our,” “Galena” or the “company”) is a biopharmaceutical company focused on developing and commercializing innovative, targeted oncology treatments that address major unmet medical needs to advance cancer care. We recently acquired our first commercial product, Abstral® (fentanyl) sublingual tablets for sale and distribution in the U.S.

Our Oncology Therapeutic Programs

The chart below summarizes the current status of our Abstral commercial program and oncology drug development programs, with the dark shading indicating completed stages of development and the light shading indicating development activities we intend to prioritize in the near-term:

Overview

We are a biopharmaceutical company developing and commercializing innovative, targeted oncology treatments that address major unmet medical needs to advance cancer care. Our strategy is to build value for patients and shareholders by:

•	Developing novel cancer immunotherapies, with a primary focus on the ongoing Phase 3 PRESENT of our lead product candidate, NeuVax.

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Building the breadth, depth and pace of our pipeline with NeuVax in combination with Herceptin in Phase 2; FBP in Phase 1/2 trials in ovarian and endometrial cancers; and through the acquisition of Abstral.

•	Establishing commercial capabilities through the launch of Abstral in the United States in the fourth quarter of 2013.

Developing Novel Cancer Immunotherapies

While improved diagnostics and targeted therapies have decreased breast cancer mortality in the United States, metastatic breast cancer remains incurable. Up to 25% of resectable node-positive breast cancer patients—having no radiographic evidence of disease following surgery and adjuvant chemo/radiation therapy—still relapse within three years following diagnosis. These cancer patients presumably still had isolated, undetected tumor cells also known as circulating tumor cells (“CTCs”) which, over time, led to a recurrence of cancer, either in the breast area (local recurrence) or at a remote location (metastatic disease).

Galena is developing peptide vaccine (off-the-shelf) cancer immunotherapies, which address major patient populations of cancer survivors to prevent recurrence. These therapies work by harnessing the patient’s own immune system to seek out and attack any residual cancer cells. Using peptide immunogens has many clinical advantages, including an excellent safety profile, as these drugs lack the toxicities typical of most cancer therapies. They also feature long-lasting protection through immune system activation and convenient delivery.

More than 230,000 women in the United States are diagnosed with breast cancer every year. Approximately 75% of breast cancer patients have tissue test positive for some increased amount of the HER2 oncogene, which is associated with disease progression and decreased survival. Only 20% to 30% of all breast cancer patients—with HER2 IHC 3+ disease—are eligible for treatment with trastuzumab (Herceptin®; Genentech/Roche). This leaves the majority of breast cancer patients with over-exposed HER2 ineligible for trastuzumab therapy and without an effective treatment option to prevent cancer recurrence.

Our lead product candidate, NeuVax (nelipepimut-S), was derived from the immunodominant extracellular region of the HER2 receptor, and is combined with the immune adjuvant granulocyte macrophage colony-stimulating factor (GM-CSF) to further bolster the immune response in breast cancer patients. Treatment with NeuVax and GM-CSF stimulates cytotoxic (CD8+) T cells in a highly specific manner to target and kill these undetected cancer cells expressing HER2 before they grow into metastatic tumors. NeuVax is given as an intradermal injection once a month for six months, followed by a booster injection once every six months.

Multiple clinical trials have shown NeuVax to be safe and effective at stimulating cytotoxic (CD8+) T cells in a highly specific manner to target HER2 expressing cells. After establishing statistical significance in the prevention of recurrence in 24- and 36-month analyses, the 60-month median follow-up from the Phase 1/2 trial demonstrated a 5.6% recurrence rate with NeuVax versus 25.9% recurrence rate in the control arm, a reduction of 78.4%. NeuVax is the first breast cancer vaccine in Phase 3 clinical trials, and represents a promising approach to deliver an off-the-shelf cancer immunotherapy treatment based on a well-characterized, tumor-associated antigen to prevent recurrence and maintain disease free survival.

Based on Phase 2 results, the FDA granted NeuVax a Special Protocol Assessment for a Phase 3 study (PRESENT) which began in 2012. The 700 patient trial, if positive, will lead the company to seek U.S. FDA commercial registration. The study has a primary endpoint of disease-free survival (DFS) at three years, the timeframe within which 10% to 25% of patients relapse. The study will be significant if NeuVax treatment provides a 30% benefit in DFS versus control. An interim analysis will be performed after 70 events.

NeuVax has also demonstrated promising results in combination with trastuzumab in early-stage HER2 low-to-intermediate (IHC 1+/2+) patients. Preclinical studies suggested that trastuzumab can increase antigen presentation by tumor cells by promoting receptor internalization and subsequent proteosomal degradation of the HER2 protein, resulting in efficient recognition and lysing of HER2-expressing cells. A Phase 2a study showed improved efficacy of the combination therapy at 24 months, with no added cardiotoxicity. As a result, a 300 patient Phase 2b study in early-stage HER2 low-to-intermediate patients who have completed their adjuvant chemotherapy and radiation therapy began in March 2013, comparing NeuVax in combination with trastuzumab to trastuzumab alone.

Our second product candidate, Folate Binding Protein, or “FBP,” is a peptide that is over-expressed (20-80 fold) in more than 90% of ovarian and endometrial cancers. FBP is a highly immunogenic peptide that can stimulate CTLs to recognize and destroy preclinical FBP-expressing cancer cells. The FBP vaccine consists of the FBP peptide(s) combined with the immune adjuvant, recombinant human granulocyte macrophage-colony stimulating factor (rhGM-CSF). Galena’s FBP vaccine is currently in a Phase 1/2 trial in two gynecological cancers: ovarian and endometrial adenocarcinomas.

Building the Breadth, Depth and Pace of our Pipeline

On March 18, 2013, we acquired the rights to sell and distribute Abstral® (fentanyl) sublingual tablets in the United States from Orexo AB (ORX.ST), an emerging specialty pharmaceutical company based in Sweden. Abstral has been approved by the FDA and is the transmucosal immediate-release fentanyl (TIRF) market leader in Europe where it is sold by ProStrakan/Kyowa Hakko Kirin.

Abstral is an important new treatment option for inadequately controlled breakthrough cancer pain (“BTcP”) in opioid-tolerant cancer patients. The innovative Abstral formulation delivers the analgesic power of fentanyl in a convenient and easy-to-use sublingual tablet, which dissolves within seconds. Abstral provides rapid relief of BTcP, with predictable dosing, and is convenient and easy to use. Under our agreement with Orexo, we assumed responsibility for the U.S. commercialization of Abstral and for all regulatory and reporting matters in the U.S. We also agreed to establish and maintain from January 1, 2014 through December 31, 2015, which we refer to as the “marketing period,” a specified minimum field sales force to market, sell and distribute Abstral and to use commercially reasonable efforts to reach the specified sales milestones. Galena intends to launch U.S. commercial operations for Abstral in the fourth quarter of 2013.

In exchange for the U.S. rights to Abstral, (1) we paid Orexo $10 million in cash and (2) we agreed to pay to Orexo: (a) $5 million in cash upon the earlier of (i) the approval by the FDA of a specified U.S. manufacturer of Abstral and (ii) the first anniversary of the closing; (b) three one-time future cash milestone payments based on our net sales of Abstral; and (c) a low double-digit royalty on future net sales. No further milestone or royalty payments will be due after the date on which all claims of the last remaining licensed patents expire (currently 2019) or become invalidated by a governmental agency.

In the future, we may pursue selective acquisitions of other cancer treatments to complement or add to our existing cancer product pipeline.

Establishing Commercial Capabilities Through the Launch of Abstral

Abstral is now available throughout the United States, with full launch of the product to begin in the fourth quarter of 2013. Since the acquisition of Abstral, we have will continue to make significant, disciplined investments in growing the Abstral commercial infrastructure and franchise. Significant pre-launch commercial efforts include:

Sales, distribution and marketing—We are establishing a specialty sales force in the United States, including sales management, account management, and field sales personnel. Since the acquisition of Abstral, we have hired dedicated sales personnel to support our launch in the fourth quarter of 2013. Our sales and distribution efforts to date have focused on securing contracts with key distributors, group purchasing organizations, managed care organizations, specialty pharmacies and other institutional dispensaries. We have also contracted with a third party logistics provider with significant experience in pharmaceutical industry inventory and supply chain management and logistics.

Manufacturing—We have secured a manufacturer in the United States to produce Abstral, and have completed the regulatory efforts needed to obtain FDA approval of the manufacturer. We also acquired as part of the Abstral acquisition and transfer agreements the necessary manufacturing equipment to produce Abstral, and sufficient inventory to cover the projected sales until our new manufacturing arrangement is implemented.

Reimbursement and patient assistance—We have established a patient assistance program, as well as a regulatory access and hotline system to ensure full compliance with the Transmucosal Immediate Release Fentanyl (TIRF) Risk Evaluation and Mitigation Strategy (REMS) requirements.

Patient registry study—We have established an IRB-approved cancer patient registry study, RELIEF (Rapid Evaluation of Lifestyle, Independence and Elimination of breakthrough cancer pain with Freedom from oral discomfort through the us of Abstral (fentanyl) Sublingual Tablets), a post-marketing, single arm, open label multicenter trial to assess Abstral for BTcP in opioid-tolerant cancer patients. RELIEF is a questionnaire-based study to be completed by enrolled patients over a 30-day period. The data is monitored and maintained by an outside Contract Research Organization (CRO) to objectively evaluate the results. Approximately 2,500 patients are expected to enroll in the program over the next 12-to-18 months.

Recent Developments

At-the-Market Offering Sales Agreements

As previously reported, we have entered into sales agreements with MLV & Co. LLC, or MLV, and Maxim Group LLC, or Maxim, under which we may issue and sell our common stock having aggregate sales proceeds of up to $20 million from time to time through MLV and Maxim acting as our agents. The sales, if any, of shares made under the sales agreement will be made on The NASDAQ Capital Market by means of ordinary brokers’ transactions at market prices, in block transactions or as otherwise agreed by MLV or Maxim and us. We may instruct MLV and Maxim not to sell common stock if the sales cannot be effected at or above the price designated by us from time to time. We or MLV or Maxim may suspend the offering of common stock upon notice and subject to other conditions.

Under the terms of the sales agreements, we may also sell our common stock to either or both of MLV and Maxim, as principals for their own accounts, at a price negotiated at the time of sale. If we sell shares to MLV or Maxim in this manner, we will enter into a separate agreement setting forth the terms of such transaction.

Financial Condition

We had cash, cash equivalents and marketable securities of approximately $26.7 million as of June 30, 2013. We believe that our existing resources should be sufficient to fund our operations into the second quarter of 2014. We also may borrow the remaining $5 million tranche of our recent long-term debt financing, subject to certain conditions. This projection is based on our current planned operations and is subject to changes in our plans and uncertainties inherent in our business, and we may need to seek to replenish our existing cash and cash equivalents sooner than we expect.

We have not generated revenue to date, and will not generate product revenue in the foreseeable future, except to the extent we are successful in commercializing Abstral in the U.S. We expect to incur increased operating losses as we undertake to commercialize Abstral and continue to advance our product candidates through the drug development and regulatory process. In addition to increasing research and development expenses, we expect general and administrative costs to increase as we add personnel and other administrative expenses associated with our Abstral commercialization efforts. We will need to generate significant revenues to achieve profitability, and might never do so.

In the future, we will be dependent upon revenues from our commercialization of Abstral or our product candidates, funding from third parties such as proceeds from the sale of debt or equity securities, funded research and development payments and payments under partnership and collaborative agreements, in order to maintain our operations and meet our obligations to our lenders and licensors. There is no guarantee that we will generate significant revenues from the commercialization of Abstral or any of our product candidates, or that additional debt equity or other funding will be available to us on acceptable terms, or at all. If we fail to generate adequate revenues or obtain additional funding when needed, we would be forced to scale back or terminate our operations, or to seek to merge with or to be acquired by another company.

Corporate Information

Our principal executive offices are located at 310 N. State Street, Suite 208, Lake Oswego, Oregon 97034, and our phone number is (855) 855-4253. Our website address is www.galenabiopharma.com. We do not incorporate the information on our website into this prospectus, and you should not consider such information part of this prospectus.

We were incorporated as Argonaut Pharmaceuticals, Inc. in Delaware on April 3, 2006 and changed our name to RXi Pharmaceuticals Corporation on November 28, 2006. On September 26, 2011, we changed our company from RXi Pharmaceuticals Corporation to Galena Biopharma, Inc.

The Offering

Common stock offered by us in the primary offering	10,311,793 shares of our common stock issuable upon the exercise of the warrants other than the warrants held by the selling securityholder.

Common stock offered by the selling securityholder in the secondary offering	408,545 shares of our common stock held by the selling securityholders or issuable upon the exercise of our warrants held by them.

Common stock to be outstanding after this offering	94,720,119 shares, assuming all of the warrants are exercised in full and without giving effect to any other issuances of common stock subsequent to the date of this prospectus.

Use of proceeds	We currently intend to use the net proceeds from any exercises of the warrants to augment our working capital and for general corporate purposes. We will not receive any proceeds from the sale of our common stock by the selling securityholders, except for the exercise price of the selling securityholders’ warrants to the extent they are exercised.

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” on page 7 of this prospectus.

NASDAQ Capital Market listing	Our common stock is listed on The NASDAQ Capital Market under the symbol “GALE.”

The number of shares of common stock shown above to be outstanding after this offering is based on 84,431,377 shares outstanding as of July 31, 2013 and excludes as of that date the following:

•	9,971,095 shares of our common stock subject to outstanding options having a weighted-average exercise price of $2.26 per share;

•	5,394,125 shares of our common stock reserved for issuance in connection with future awards under our 2007 stock incentive plan;

•	756,491 shares of our common stock reserved for sale under our employee stock purchase plan; and

•	2,092,828 shares of our common stock subject to outstanding warrants (other than the warrants covered by this prospectus) having a weighted-average exercise price of $4.14 per share.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the risks relating to ownership of our common stock and to this offering described below, together with the information under “Risk Factors” in our most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and the other information incorporated by reference in this prospectus. Some of these factors relate principally to our business and the industry in which we operate. Other factors relate principally to your investment in our common stock. If any of these risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially and adversely affected. In such case, you may lose all or part of your investment.

The risks and uncertainties described below and in our most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also materially and adversely affect our business and operations.

Risks Relating to Ownership of Our Common Stock

The market price and trading volume of our common stock may be volatile.

The market price of our common stock has exhibited substantial volatility recently. Between January 1 and July 31, 2013, the sale price of our common stock as reported on The NASDAQ Capital Market ranged from a low of $1.55 to a high of $3.00. The market price of our common stock could continue to fluctuate significantly for many reasons, including the following factors:

•	reports of results of operations relating to our Abstral product launch and the success or failure of our Abstral commercialization activities;

•	reports of the results of our clinical trials regarding the safety or efficacy of our product candidates and surrogate markers;

•	announcements of regulatory developments or technological innovations by us or our competitors;

•	announcements of business or strategic transactions;

•	changes in our relationship with our licensors and other strategic partners;

•	our quarterly operating results;

•	developments in patent or other technology ownership rights;

•	public concern regarding the safety of our Abstral product or our product candidates;

•	additional funds may not be available on terms that are favorable to us and, in the case of equity financings, may result in dilution to our stock holders;

•	government regulation of drug pricing; and

•	general changes in the economy, the financial markets or the pharmaceutical or biotechnology industries.

In addition, factors beyond our control may also have an impact on the price of our stock. For example, to the extent that other large companies within our industry experience declines in their stock price, our stock price may decline as well. In addition, when the market price of a company’s common stock drops significantly, security holders often institute securities class action lawsuits against the company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

Our outstanding contingent value rights may result in substantial future payments by us, and any payments made in shares of our common stock would result in dilution to our stockholders.

In conjunction with our acquisition of Apthera, Inc., or “Apthera,” in April 2011 we issued to the former Apthera shareholders contingent value rights entitling them to future payments of a total of up to $32 million of contingent consideration based on the achievement of specified development and commercial milestones relating to NeuVax™ of which $1 million was paid in 2012 and $1 million was paid in 2013. We may pay the remaining $30 million of future contingent consideration, at our option, in either cash or in shares of our common stock valued for this purpose at the market price of our common stock when the contingent consideration becomes payable. We may determine to pay any contingent consideration that may become payable in the future in shares of our common stock rather than cash, depending upon our cash and cash requirements, the market price of our common stock at the time and other relevant factors. To the extent we pay any future contingent consideration in shares of our common stock, it would have a dilutive effect on our stockholders.

To the extent we choose to pay any contingent consideration in shares of our common stock, we will be obliged to file a registration statement with the SEC covering the resale of such shares by the contingent value rights holders. We cannot predict if future issuances or sales of our common stock issued to our contingent value rights holders, or the availability of our common stock for issuance or sale, will harm the market price of our common stock or our ability to raise capital.

Future sales of substantial amounts of our common stock, or the possibility that such sales could occur, could adversely affect the market price of our common stock.

Future sales in the public market of our common stock, including shares offered hereby or shares issued upon exercise of our outstanding stock options, or the perception by the market that these issuances or sales could occur, could lower the market price of our common stock or make it difficult for us to raise additional capital. As of July 31, 2013, we had 84,431,377 shares of common stock issued and outstanding, substantially all of which may be sold publicly, subject in some cases to volume and other limitations or prospectus-delivery requirements.

As of July 31, 2013, we had reserved for issuance 9,971,095 shares of our common stock issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $2.26 per share. Subject to applicable vesting requirements, upon exercise of these options the underlying shares may be resold into the public market. In the case of outstanding options that have exercise prices that are below the market price of our common stock from time to time, our stockholders would experience dilution upon.

We cannot predict if future issuances or sales of our common stock to our contingent value rights holders or the availability of our common stock for issuance or sale will harm the market price of our common stock or our ability to raise capital.

Some of our outstanding warrants may result in dilution to our stockholders.

Our outstanding March 2011 and April 2011 warrants to purchase a total of 2,381,918 shares of common stock as of July 31, 2013 at a current exercise price of $0.65 per share contain so-called full-ratchet anti-dilution provisions. Our outstanding March 2010 and December 2012 warrants to purchase a total of 7,929,875 shares of common stock as of July 31, 2013 at current exercise prices of $2.18 per share and $1.90 per share, respectively, contain so-called weighted-average anti-dilution provisions. These anti-dilution provisions will be triggered upon any issuance by us of shares of our common stock or common stock equivalents at a price per share below the then-exercise price of the warrants, subject to some exceptions.

To the extent that these anti-dilution provisions are triggered in the future, we would be required to reduce the exercise price of all the warrants on either a full-ratchet or weighted-average basis, which would have a dilutive effect on our stockholders.

We may issue preferred stock in the future, and the terms of the preferred stock may reduce the value of our common stock.

We are authorized to issue up to 5,000,000 shares of preferred stock in one or more series. Our board of directors may determine the terms of future preferred stock offerings without further action by our stockholders. If we issue preferred stock, it could affect your rights or reduce the market value of our outstanding common stock. In particular, specific rights granted to future holders of preferred stock may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights, sinking fund provisions, and restrictions on our ability to merge with or sell our assets to a third party.

Anti-takeover provisions of our amended and restated certificate of incorporation and amended and restated bylaws and provisions of Delaware law could delay or prevent a change of control that you may favor.

Anti-takeover provisions of our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a merger or other change of control that security holders may consider favorable, or may impede the ability of the holders of our common stock to change our management. These provisions of our amended and restated certificate of incorporation and amended and restated bylaws, among other things:

•	divide our board of directors into three classes, with members of each class to be elected for staggered three-year terms;

•	limit the right of security holders to remove directors;

•	prohibit stockholders from acting by written consent;

•	regulate how stockholders may present proposals or nominate directors for election at annual meetings of stockholders; and

•	authorize our board of directors to issue preferred stock in one or more series, without stockholder approval.

In addition, Section 203 of the Delaware General Corporation Law provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15% of the outstanding voting stock of a Delaware corporation such as our company shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares for a three-year period following the date on which that person or its affiliate crosses the 15% stock ownership threshold. Section 203 could operate to delay or prevent a change of control of our company.

Our amended and restated by-laws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our amended and restated by-laws provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any action asserting a claim that is governed by the internal affairs doctrine. Any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our amended and restated by-laws. This choice-of-forum provision may limit our stockholders’ ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our amended and restated by-laws inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

We have never declared or paid cash dividends on our capital stock and we do not anticipate paying cash dividends in the foreseeable future.

Our business requires significant funding. We currently plan to invest all available funds and future earnings in the development and growth of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future, and are prohibited by the terms of our outstanding indebtedness from paying dividends on any common stock, except with the prior consent of our lenders. As a result, capital appreciation, if any, of our common stock will be our stockholders’ sole source of potential gain for the foreseeable future.

The terms of our outstanding indebtedness may inhibit potential acquirors.

We are prohibited by the terms of our outstanding indebtedness from disposing of any of our business or property, except with the consent of our lenders. Our outstanding indebtedness may inhibit potential acquirors or other interested parties from seeking to acquire all or a part of our business or assets, and there is no assurance that our lenders would consent to any proposed future transaction that might be beneficial to our stockholders.

Risks Related to this Offering

Management will have broad discretion as to the use of the net proceeds of this offering.

We currently anticipate using the net proceeds of any exercises of the warrants to augment our working capital and for general corporate purposes. We have not reserved or allocated amounts for any specific purposes, however, and we cannot specify with certainty how we will use any net proceeds. Accordingly, our management will have considerable discretion in the application of the net proceeds and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not benefit our company or increase our market value. Until the net proceeds are used, they may be placed in investments that may not produce income or that may lose value.

Investors will experience immediate and substantial dilution because we have a net tangible deficit.

Investors in this offering will suffer immediate and substantial dilution because we have a net tangible deficit. See “Dilution” on page 11 of this prospectus for more information about the dilution you will incur in this offering.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

When used in this prospectus, the words “expects,” “believes,” “anticipates,” “estimates,” “may,” “could,” “intends,” and similar expressions are intended to identify forward-looking statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those projected or otherwise implied by the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Additional cautionary statements or discussions of risks and uncertainties that could affect our results or the achievement of the expectations described in forward-looking statements may also be contained in the documents we incorporate by reference into this prospectus.

These forward-looking statements speak only as of the date of this prospectus. We disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You should, however, review additional disclosures we make in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed with the SEC.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock by the selling securityholders, except for the exercise price of the selling securityholders’ warrants to the extent they are exercised. We estimate that the maximum net proceeds that we may receive from the exercise of the warrants, assuming all of the warrants are exercised at their current exercise prices, will be approximately $17,083,000, after deducting estimated offering expenses payable by us. We do not know, however, whether any of the warrants will be exercised or, if any of the warrants are exercised, when they will be exercised or the price at which they will be exercised. It is possible that the warrants will expire and never be exercised, or that the current exercise price of the warrants will be reduced as a result of subsequent issuances of our securities or other events that would trigger applicable anti-dilution adjustments under the warrants. As discussed in “Description of Securities – Warrants,” there are circumstances under which the warrants may be exercised on a cashless basis. In these circumstances, even if the warrants are exercised, we may not receive any proceeds, or the proceeds that we do receive may be significantly less than what we might expect. As also discussed under “Description of Securities – Warrants,” there are circumstances under which we may be required to repurchase some of the warrants.

We currently intend to use the net proceeds from any exercise of the warrants to augment our working capital and for general corporate purposes, including the commercialization of Abstral, our NeuVax Phase 3 PRESENT study and other clinical trials of our product candidates. General corporate purposes also may include repayment of our existing indebtedness, financing of capital expenditures and future acquisitions and strategic investments.

We had outstanding as of July 31, 2013 $10 million principal amount of indebtedness under our loan and security agreement with Oxford Finance LLC, as collateral agent, the proceeds of which were used to replenish our working capital following our acquisition on March 18, 2013 of U.S. rights in Abstral. In conjunction with the acquisition, we paid the seller $10 million from our cash on hand. Subject to our achievement of specified operational and financial conditions, we may borrow on or before May 31, 2014 an additional $5 million under the loan and security agreement. Payments on the outstanding indebtedness under the loan and security agreement consist of 12 monthly payments of interest-only at the fixed coupon rate of 8.45%, followed by 30 months of amortization of principal and interest until maturity in November 2016.

We have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds from this offering. Pending application of the net proceeds as described above, we expect to invest the net proceeds in short-term, interest-bearing, investment-grade securities pursuant to our investment policy.

DILUTION

Our net tangible deficit as of June 30, 2013 was approximately $18.6 million, or $0.22 per share of common stock. Net tangible deficit, or net tangible book value, per share is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets, and dividing this amount by the number of shares of common stock outstanding. After giving effect to the exercise of the warrants, assuming they are exercised in full, and after deducting estimated offering expenses payable by us, we would have had a net tangible book value as of June 30, 2013 of approximately $12.9 million, or $0.18 per share of common stock. This represents an immediate increase in the net tangible book value of $0.40 per share to our existing stockholders and an immediate dilution in net tangible book value to new investors equal to the different between the exercise price of our warrants in the primary offering, or the purchase price of shares of our common stock in the secondary offering, and our net tangible deficit. The following table illustrates this dilution:

Net tangible deficit per share as of June 30, 2013	$(0.22)
Increase per share attributable to this offering	$0.40

As adjusted net tangible book value per share after this offering	$0.18

The number of shares of common stock shown above to be outstanding after this offering is based on 84,408,326 shares outstanding as of June 30, 2013 and excludes:

•	9,972,345 shares of our common stock subject to outstanding options having a weighted-average exercise price of $2.26 per share;

•	5,394,125 shares of our common stock reserved for issuance in connection with future awards under our 2007 Stock Incentive Plan;

•	779,542 shares of our common stock reserved for sale under our employee stock purchase plan; and

•	2,092,828 shares of our common stock subject to outstanding warrants (other than the warrants covered by this prospectus) having a weighted-average exercise price of $4.14 per share.

To the extent our outstanding options and warrants are exercised, you may experience further dilution.

DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 205,000,000 shares, as follows:

•	200,000,000 shares of common stock, par value $0.0001 per share, and

•	5,000,000 shares of preferred stock, par value $0.0001 per share.

As of July 31, 2013, there were 84,431,377 shares of common stock outstanding held by approximately 650 stockholders of record, and no shares of preferred stock outstanding.

Common Stock

Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Common stockholders are not be entitled to cumulative voting in the election of directors by our certificate of incorporation. This means that the holders of a majority of the shares voted will be able to elect all of the directors then standing for election. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Upon our liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of all liabilities and the liquidation preferences of any series of capital stock ranking senior to the common stock upon liquidation. Holders of common stock have no preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued under this prospectus, when they are paid for, will be fully paid and nonassessable.

Preferred Stock

Our board of directors is authorized, subject to any limitations prescribed by law, without further vote or action by the stockholders, to issue from time to time any of the remaining authorized shares of preferred stock in one or more series without stockholder approval. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by our board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.

The authority possessed by our board to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of our company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our board may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock. There are no current agreements or understandings with respect to the issuance of preferred stock.

Anti-Takeover Effects of Delaware Law and Our Restated Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging such proposals, including proposals that are priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could result in an improvement of their terms.

Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

•	authorize our board of directors to issue, without further action by the stockholders, up to 5,000,000 shares of undesignated preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairman of the board or the chief executive officer;

•	provide that our board of directors will be classified, with directors serving staggered three-year terms;

•	provide that directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

•

establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the “interested stockholder.” Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

The provisions of Delaware law, our restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Delaware Forum Bylaw

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the company to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine. The amendment further provides that any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the company is deemed to have notice of and consented to the foregoing provision.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Listing

Our common stock is listed on The NASDAQ Capital Market under the symbol “GALE.”

Warrants

The following is a summary of certain terms and conditions of the warrants, and is subject in all respects to the provisions contained in the warrants.

March 2010 Warrants

Duration and Exercise Price. The March 2010 warrants entitle the holders thereof to purchase up to an aggregate of 360,000 shares of our common stock as of July 31, 2013 at a current exercise price of $2.18 per share during the period expiring on September 26, 2016.

Anti-Dilution Protection. The March 2010 warrants contain weighted-average anti-dilution protection upon the issuance of any common stock, securities convertible into common stock or certain other issuances at a price below the then-existing exercise price of the March 2010 warrants, with certain exceptions. The terms of the March 2010 warrants, including these anti-dilution protections, may make it difficult for us to raise additional capital at prevailing market terms in the future. The exercise price also is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, stock issuances, reclassifications or similar events affecting our common stock.

Exercisability. Holders may exercise the March 2010 warrants at any time during the term of the March 2010 warrants. The March 2010 warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of a March 2010 warrant to the extent that the holder would own more than 4.9% of the outstanding common stock after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s March 2010 warrants up to 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the March 2010 warrants.

Cashless Exercise. If at the time a holder exercises a March 2010 warrant there is no effective registration statement registering, or the prospectus contained therein is not available for an issuance of, the shares underlying the March 2010 warrant to the holder, then in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of common stock determined according to a formula set forth in the March 2010 warrant.

Transferability. Subject to applicable laws, the March 2010 warrants may be transferred at the option of the holder upon surrender of the March 2010 warrants to us together with the appropriate instruments of transfer.

Exchange Listing. The March 2010 warrants are not listed on any national securities exchange or other trading market.

Fundamental Transactions. In the event of any fundamental transaction, as described in the March 2010 warrants and generally including any merger with or into another entity, sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of our common stock, then upon any subsequent exercise of a March 2010 warrant, the holder shall have the right to receive as alternative consideration, for each share of our common stock that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of shares of common stock of the successor or acquiring corporation or of Galena, if it is the surviving corporation, and any additional consideration receivable upon or as a result of such transaction by a holder of the number of shares of our common stock for which the March 2010 warrants is exercisable immediately prior to such event. In addition, in the event of a fundamental transaction in which the amount of the alternate consideration is less than the exercise price of the March 2010 warrants, then we or any successor entity shall pay at the holder’s option, exercisable at any time concurrently with or within ninety (90) days after the consummation of the fundamental transaction, an amount of cash equal to the value of the March 2010 warrants as determined in accordance with the Black Scholes option pricing model.

Right as a Stockholder. Except as otherwise provided in the March 2010 warrants or by virtue of such holder’s ownership of shares of our common stock, the holders of the March 2010 warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their March 2010 warrants.

March 2011 Warrants

Duration and Exercise Price. The March 2011 warrants entitle the holders thereof to purchase up to an aggregate of 361,000 shares of our common stock as of July 31, 2013 at an exercise price of $0.65 per share during the period expiring on March 4, 2016.

Anti-Dilution Protection. The March 2011 warrants contain full-ratchet anti-dilution protection upon the issuance of any common stock, securities convertible into common stock or certain other issuances at a price below the then-existing exercise price of the March 2011 warrants, with certain exceptions. The terms of the March 2011 warrants, including this anti-dilution protection, may make it difficult for us to raise additional capital at prevailing market terms in the future. The exercise price also is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, stock issuances, reclassifications or similar events affecting our common stock.

Exercisability. Holders may exercise the March 2011 warrants at any time during the term of the March 2011 warrants. The March 2011 warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of a March 2011 warrant to the extent that the holder would own more than 4.9% of the outstanding common stock after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s March 2011 warrants up to 9.9% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the March 2011 warrants.

Cashless Exercise. If at the time a holder exercises a March 2011 warrant there is no effective registration statement registering, or the prospectus contained therein is not available for an issuance of, the shares underlying the March 2011 warrant to the holder, then in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of common stock determined according to a formula set forth in the March 2011 warrants.

Transferability. Subject to applicable laws, the March 2011 warrants may be transferred at the option of the holder upon surrender of the March 2011 warrants to us together with the appropriate instruments of transfer.

Exchange Listing. The March 2011 warrants are not listed on any securities exchange or other trading market.

Fundamental Transactions. In the event of any fundamental transaction, as described in the March 2011 warrants and generally including any merger with or into another entity, sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of our common stock, then upon any subsequent exercise of a March 2011 warrant, the holder shall have the right to receive as alternative consideration, for each share of our common stock that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of shares of common stock of the successor or acquiring corporation or of Galena, if it is the surviving corporation, and any additional consideration receivable upon or as a result of such transaction by a holder of the number of shares of our common stock for which the March 2011 warrant is exercisable immediately prior to such event. In addition, in the event of a fundamental transaction in which the amount of the alternate consideration is less than the exercise price of the March 2011 warrants, then we or any successor entity shall pay at the holder’s option, exercisable at any time concurrently with or within ninety (90) days after the consummation of the fundamental transaction, an amount of cash equal to the value of the March 2011 warrant as determined in accordance with the Black Scholes option pricing model.

Right as a Stockholder. Except as otherwise provided in the March 2011 warrants or by virtue of such holder’s ownership of shares of our common stock, the holders of the March 2011 warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their March 2011 warrants.

April 2011 Warrants

Duration and Exercise Price. The April 2011 warrants entitle the holders thereof to purchase up to an aggregate of 2,020,918 shares of our common stock as of July 31, 2013 at an exercise price of $0.65 per share during the period expiring on April 20, 2017.

Anti-Dilution Protection. The April 2011 warrants contain full-ratchet anti-dilution protection upon the issuance of any common stock, securities convertible into common stock or certain other issuances at a price below the then-existing exercise price of the April 2011 warrants, with certain exceptions. The terms of the April 2011 warrants, including this anti-dilution protection, may adversely affect our ability to raise additional capital at prevailing market terms in the future. The exercise price also is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, stock issuances, reclassifications or similar events affecting our common stock.

Exercisability. The April 2011 warrants will be exercisable, at the option of each holder, in whole or in part, delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of an April 2011 warrant to the extent the holder would own more than 4.9% of the outstanding common stock after exercise, except that upon at least 61 days’ prior notice from the holder to us the holder may increase the amount of ownership of outstanding stock after exercising the holder’s April 2011 warrants up to 9.9% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the April 2011 warrants.

Cashless Exercise. If, at the time a holder exercises its April 2011 warrant, there is no effective registration statement registering, or the prospectus contained therein is not available for issuance of the shares underlying the April 2011 warrant to the holder, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of common stock determined according to a formula set forth in the April 2011 warrant.

Transferability. Subject to the applicable laws, the April 2011 warrants may be transferred at the option of the holder upon surrender of the April 2011 warrants to us together with the appropriate instruments of transfer.

Exchange Listing. We have not listed, and do not intend to list, the April 2011 warrants on any securities exchange or other trading market.

Fundamental Transactions. In the event of any “fundamental transaction,” as described in the April 2011 warrants and generally including our merger with or into a third party, sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of our common stock, then upon any subsequent exercise of an April 2011 warrant, the holder will have the right to receive as alternative consideration, for each share of our common stock that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of shares of common stock of the successor or acquiring corporation or of our company, if it is the surviving corporation, and any additional consideration receivable upon or as a result of such transaction by a holder of the number of shares of our common stock for which the April 2011 warrant is exercisable immediately prior to such event. In addition, in the event of a fundamental transaction, that is (1) an all cash transaction, (2) a “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Securities Exchange Act of 1934, as amended, or (3) with certain limited exceptions, a fundamental transaction involving a person or entity not traded on The New York Stock Exchange, Inc., the NYSE Amex, LLC, The NASDAQ Global Select Market, The NASDAQ Global Market or The NASDAQ Capital Market, then we or any successor entity shall pay at the holder’s option, exercisable at any time concurrently with or within 90 days after the consummation of the fundamental transaction, an amount of cash equal to the value of the April 2011 warrants as determined in accordance with the Black-Scholes option pricing model based upon the variables specified in the April 2011 warrants.

Right as a Stockholder. Except as otherwise provided in the April 2011 warrants or by virtue of such holder’s ownership of shares of our common stock, the holders of the April 2011 warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their April 2011 warrants.

Waivers and Amendments. Subject to certain exceptions, any term of the April 2011 warrants may be amended with our written consent and the written consent of the holders of at least 66-2/3% of the then-outstanding April 2011 warrants and, in certain instances, with the prior written consent of the underwriter in our April 2011 underwritten public offering.

December 2012 Warrants

Duration and Exercise Price. The December 2012 warrants entitle the holders thereof to purchase up to an aggregate of 7,569,875 shares of our common stock as of July 31, 2013 at an exercise price of $1.90 per share during the period expiring on December 21, 2017.

Anti-dilution Protection. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, stock issuances, reclassifications or similar events affecting our common stock.

Exercisability. Each warrant may be exercised at any time and from time to time through and including December 21, 2017. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and payment in full of the exercise price in immediately available funds for the number of shares of common stock purchased upon such exercise. If a registration statement registering the issuance or the resale of the shares of common stock underlying the warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the warrant. No fractional shares of common stock will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the current market price of our common stock.

Exercise Limitation. A holder will not have the right to exercise any portion of the warrant if the holder (together with its affiliates) would beneficially own in excess of 4.9% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon at least 61 days’ prior notice from the holder to us.

Transferability. Subject to applicable laws, the warrants may be offered for sale, sold, transferred or assigned without our consent.

Fundamental Transactions. In the event of a “fundamental transaction,” as described in the warrants and generally including any merger or consolidation with or into another entity, as a result of which the holders of our outstanding voting securities as of immediately prior to such merger or consolidation hold less than a majority of the outstanding voting securities of the surviving or successor entity as of immediately after such merger or consolidation or a sale, transfer or other disposition of all or substantially all our property, assets or business to another person or entity, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction. In addition, in the event of any fundamental transaction the holder of the warrant has the right, in lieu of receiving the consideration described in the preceding sentence, to require us to purchase the warrant for an amount of cash based on the value of the remaining unexercised portion of the warrant determined in accordance with the Black Scholes option pricing model.

Pro Rata Distributions. In the event that we distribute debt, securities, rights or warrants to purchase securities or other assets to holders of common stock, then upon exercise of the warrants, the holders will be entitled to receive the same distribution they would have received had they exercised the warrants immediately prior to the distribution.

Rights as a Stockholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of shares of our common stock, the holder of a warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the warrant.

Selling Securityholder Warrants

Duration and Exercise Price. The selling securityholder warrants entitle the holders thereof to purchase up to an aggregate of 23,857 shares of our common stock as of July 31, 2013 at an exercise price of $4.38 per share during the period expiring on August 3, 2014.

Anti-dilution Protection. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, stock issuances, reclassifications or similar events affecting our common stock.

Exercisability. Holders may exercise the selling securityholder warrants at any time during the term of the selling securityholder warrants. The selling securityholder warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of a selling securityholder warrant to the extent that the holder would own more than 4.9% of the outstanding common stock after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s selling securityholder warrants up to 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the selling securityholder warrants.

Cashless Exercise. If at the time a holder exercises a selling securityholder warrant there is no effective registration statement registering, or the prospectus contained therein is not available for an issuance of, the shares underlying the selling securityholder warrant to the holder, then in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of common stock determined according to a formula set forth in the selling securityholder warrant.

Transferability. Subject to applicable laws, the selling securityholder warrants may be transferred at the option of the holder upon surrender of the selling securityholder warrants to us together with the appropriate instruments of transfer.

Exchange Listing. The selling securityholder warrants are not listed on any national securities exchange or other trading market.

Fundamental Transactions. In the event of any fundamental transaction, as described in the selling securityholder warrants and generally including any merger with or into another entity, sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of our common stock, then upon any subsequent exercise of a selling securityholder warrant, the holder shall have the right to receive as alternative consideration, for each share of our common stock that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of shares of common stock of the successor or acquiring corporation or of Galena, if it is the surviving corporation, and any additional consideration receivable upon or as a result of such transaction by a holder of the number of shares of our common stock for which the selling securityholder warrants is exercisable immediately prior to such event. In addition, in the event of a fundamental transaction, that is (1) an all cash transaction, (2) a “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Securities Exchange Act of 1934, as amended, or (3) with certain limited exceptions, a fundamental transaction involving a person or entity not traded on The New York Stock Exchange, Inc., the NYSE Amex, LLC, The NASDAQ Global Select Market, The NASDAQ Global Market or The NASDAQ Capital Market, then we or any successor entity shall pay at the holder’s option, exercisable at any time concurrently with or within 90 days after the consummation of the fundamental transaction, an amount of cash equal to the value of the selling securityholder warrants as determined in accordance with the Black-Scholes option pricing model based upon the variables specified in the selling securityholder warrants.

Right as a Stockholder. Except as otherwise provided in the selling securityholder warrants or by virtue of such holders’ ownership of shares of our common stock, the holders of the selling securityholder warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their selling securityholder warrants.

Transfer Agent

We act as our own transfer agent for the warrants.

SELLING SECURITYHOLDERS

The selling securityholders are offering under this prospectus a total of 408,545 shares of our common stock held by the selling securityholders or issuable upon the exercise of our outstanding selling securityholder warrants held by them. The selling securityholders consist of the holders of our outstanding contingent value rights, or “CVRs,” and a broker-dealer and financial advisory firm with which we entered into an investment banking agreement on August 3, 2008.

Contingent Value Rights Holders

Of the shares offered by the selling securityholders, 384,688 shares were issued by us to certain of the selling securityholders who hold our outstanding CVRs. The CVRs were granted by us pursuant to the contingent value rights agreement among us, Computershare Trust Company, N.A., a national banking association, Computershare Inc., a Delaware corporation, and Robert E. Kennedy, an individual, as the stockholder representative, as amended by the first amendment thereto dated as of February 15, 2012.

We entered into the contingent value rights agreement in April 2011 in connection with our merger acquisition of Apthera, Inc., or “Apthera.” At the closing of the Apthera merger, we issued to the former Apthera shareholders CVRs entitling them to payments of future contingent consideration based on the achievement of specified development and commercial milestones relating to our NeuVax product candidate acquired from Apthera. The CVRs were issued in a private transaction exempt from registration under the Securities Act of 1933, or the “Securities Act.” We are entitled to pay the contingent consideration, at our election, in either cash or in shares of our common stock. On June 4, 2013, we paid approximately $1 million of the contingent consideration triggered by the achievement of milestone #2 under the contingent value rights agreement by issuing 384,688 shares of our common stock to the CVRs holders based on a value of $2.60 per share, the closing price of our common stock as reported on Nasdaq on May 23, 2013, the day prior to achievement of milestone #2. Like the CVRs, the shares were offered and sold to the CVRs holders in a private transaction exempt from registration under the Securities Act.

General

All of the shares being offered by the selling securityholders are “restricted securities” under applicable federal and state securities laws, rules and regulations.

We are registering the shares under the Securities Act to give the selling securityholders the opportunity, if they so desire, to publicly sell the shares for their own accounts in such amounts and at such times and prices as they may choose. Whether sales of shares will be made, and the timing and amount of each such sale, are within the sole discretion of the selling securityholders, and the selling securityholders will act independently of us in making decisions with respect to the sale of their shares. Registration of the shares under the Securities Act does not require that any of the shares be offered or sold by the selling securityholders, and there is no assurance that the selling securityholders will sell any or all of the shares offered by this prospectus.

In certain circumstances, a donee, pledgee or other transferee who receives shares of common stock offered by this prospectus from the selling securityholders may become entitled to use this prospectus to sell such shares of common stock. In such event, we will file a supplement to this prospectus that amends the table, below, to include the donee, pledgee or other transferee as a selling securityholder under this prospectus.

The table below sets forth the names of the selling securityholders, the number of shares of our common stock owned by the selling securityholders on or about June 30, 2013, the number of shares offered by the selling securityholders under this prospectus and the number of shares that will be owned by the selling securityholders assuming that they sell all of the shares that are offered under this prospectus.

The information in the table is based in part upon information that we were provided by the selling securityholders, and the percentages in the table were calculated based upon 84,431,377 shares of our common stock outstanding as of June 30, 2013. Beneficial ownership of shares is determined in accordance with SEC rules, and includes voting or investment power with respect to the shares. Shares of common stock subject to options, warrants and convertible securities held by a selling securityholder that are currently exercisable or convertible, or exercisable or convertible within 60 days after June 30, 2013, are deemed to be outstanding for purposes of computing the percentage ownership of such selling securityholder but not the other selling securityholders. An asterisk (*) denotes beneficial ownership of less than 1%.

Except as described in the footnotes to the table, the selling securityholders currently have, or within the three years preceding the date of this prospectus have had, no position, office or other material relationship with our company.

	Shares of Common Stock Beneficially Owned Prior to this Offering		Number of Shares Being Offered	Shares of Common Stock Beneficially Owned After Completion of this Offering
Selling Securityholder	Number of Shares	Percent		Number of Shares	Percent
Selling Securityholder Warrant Holder:
OTA LLC	23,857	*	23,857	0	0

Contingent Value Rights Holders:
Scott F. Alexander	29,735	*	1,740	27,995	*
Ori D. Alpert	8,037	*	471	7,566	*
Apthera Holding, LLC(1)	24,110	*	1,411	22,699	*
Argueso Family Trust(2)	9,415	*	565	8,850	*
Bailey Family Trust (DTD June 14, 1991)(3)	941	*	941	0	0
Robbie Bensley	2,069	*	2,069	0	0
Edward Glenn Beukelman, IRA Charles Schwab & Co., Inc. Account No. 1567-0537	645	*	645	0	0
Blackmont Capital, Inc.(4)	2,539	*	2,539	0	0
L.R.E. Braaksma	189	*	189	0	0
William R. Bradford	471	*	471	0	0
Beth Buchanan	189	*	189	0	0
David Buchanan, Joan Buchanan (JTWROS)	189	*	189	0	0
Jeffrey D. Buchanan	189	*	189	0	0
Michael P. Cahill	471	*	471	0	0
Capital Ventures International(5)	1,076,156	1.27%	21,156	1,055,000	1.25%
Chi-Yong Chang	128	*	128	0	0
Lawrence R. Cole	903	*	903	0	0
Douglas A. daCosta	189	*	189	0	0
Richard Della Puca	565	*	565	0	0
Arild Eide	189	*	189	0	0
Jeffrey H. Eimer	3,216	*	189	3,027	*
Adrienne Elsner	2,351	*	2,351	0	0
Bernard W. Elsner	941	*	941	0	0
Susan L. Elsner	941	*	941	0	0
Marc Fuhrman	1,881	*	1,881	0	0
Contributory IRA of David Minoru Fujii, Charles Schwab & Co Inc Cust, IRA Contributory, Acct No. 7774-1748	782,812	*	45,797	737,015	*
Contributory IRA of David Minoru Fujii, Charles Schwab & Co Inc Cust, IRA Contributory, Acct No. 3500-9434	244,435	*	14,301	230,134	*
David Minoru Fujii	610,400	*	35,710	574,690	*
John B. Furman Defined Benefit Pension Trust(6)	189	*	189	0	0
William E. Gannon Jr.(7)	7,319	*	7,319	0	0
Usha & Indira Goohya	189	*	189	0	0
James J. Gorman, Jr.	377	*	377	0	0
Mary Ann Gray(8)	81,069	*	5,131	75,938	*
Nicholas Hartman	747	*	747	0	0

	Shares of Common Stock Beneficially Owned Prior to this Offering		Number of Shares Being Offered	Shares of Common Stock Beneficially Owned After Completion of this Offering
Selling Securityholder	Number of Shares	Percent		Number of Shares	Percent
Robert Haskell	2,351	*	2,351	0	0
Blake A. Helm	21,726	*	659	21,067	*
Corey P. Helm	10,826	*	659	10,167	*
Sanford J. Hillsberg(9)	880,064	1.04%	9,344	870,720	1.03%
Home Run Swing, LLC(10)	217	*	217	0	0
Kevin C. Hoppock	659	*	659	0	0
Andrei Iancu	40,182	*	2,351	37,831	*
INOGO B.V.(11)	659	*	659	0	0
Edward L. Jacobs	2,327	*	2,327	0	0
Janice Lynn Keast	508	*	508	0	0
Douglas R. Kennedy	803	*	48	755	*
Lauren S. Kennedy(12)	1,558	*	48	1,510	*
Peggy F. Kennedy(13)	275,344	*	189	275,155	*
Phillip B. Kennedy(14)	1,558	*	48	1,510	*
Robert E. Kennedy(15)	312,505	*	28,942	283,363	*
Stephen A. Kennedy	803	*	48	755	*
Young Don Kim	189	*	189	0	0
Robert S. King	190	*	190	0	0
Christopher J. Knauer	189	*	189	0	0
KwangDong Pharmaceuticals Co., Ltd.(16)	623,149	*	2,542	620,607	*
Lane Ventures, Inc.(17)	6,159	*	6,159	0	0
Helen Lim	254	*	254	0	0
Keith Lim, Inc.(18)	2,539	*	2,539	0	0
Long Trail Advisors LLC(19)	3,106	*	3,106	0	0
Luconja Investments, LLC(20)	9,403	*	9,403	0	0
Navid Malik	1,270	*	1,270	0	0
Manschot Defined Benefit Plan(21)	189	*	189	0	0
Robert Manschot	471	*	471	0	0
Michael McFerrin Trust(22)	40,182	*	2,351	37,831	*
Jon W. McGarity	11,841	*	655	11,186	*
Lorne D. McKay Jr. & Edwina J. McKay	1,505	*	1,505	0	0
Alia Minhas	8,533	*	656	7,877	*
N.P. Monteban B.V.(23)	189	*	189	0	0
Alton C. Morgan	5,204	*	5,204	0	0
David L. Morgan	1,023	*	1,023	0	0
F.E. Nieboer	3,216	*	189	3,027	*
Mitsuhiro Osada	128	*	128	0	0
Chandra Panchmia	3,385	*	3,385	0	0
Paquet Family Trust(24)	2,727	*	2,727	0	0
Pratik Patel	3,216	*	189	3,027	*
George E. Peoples(25)	324,680	*	24,680	300,000	*
Jeffrey S. Platt, IRA	38,682	*	2,351	36,331	*
R&I Family Trust u/a/d 3/15/90(26)	56,809	*	2,351	54,458	*
The Philippe Y. & Francoise J. Reyns Revocable Trust(27)	189	*	189	0	0
Ringneck Investments LLC(28)	8,408	*	200	8,208	*
Michael Ritchey	189	*	189	0	0
Stuart Wayne Rogers	6,941	*	508	6,433	*
Mark S. Schubert	461	*	461	0	0
Mark W. Schwartz(29)	882,898	1.05%	26,110	856,788	1.02%
William Sentenac & Leigh Sentenac	377	*	377	0	0
Mukund Shah	254	*	254	0	0
Naresh T. Shah and Smita N. Shah	358	*	358	0	0
Rasik G. Shah	471	*	471	0	0
Joseph Sinkule	20,874	*	20,874	0	0

	Shares of Common Stock Beneficially Owned Prior to this Offering		Number of Shares Being Offered	Shares of Common Stock Beneficially Owned After Completion of this Offering
Selling Securityholder	Number of Shares	Percent		Number of Shares	Percent
SMD Family Limited Partnership(30)	1,599	*	1,599	0	0
Luke William Somerlot	19	*	19	0	0
Burton K. Stopnik	236	*	236	0	0
Matthew & Heather Stopnik	142	*	142	0	0
Scott H. Stopnik	95	*	95	0	0
Joseph Telushkin(31)	128,291	*	3,291	125,000	*
Three W. Partners, LTD(32)	4,355	*	255	4,100	*
Gail Thurston	4,114	*	4,114	0	0
Bob Thurston	254	*	254	0	0
David W. Verseman	1,364	*	1,364	0	0
Weber Advantage Consulting, LLC(33)	2,515	*	715	1,800	*
Stephen B. Wechsler	236	*	236	0	0
The Treiger Family Trust dated April 15, 2011(34)	144,948	*	8,480	136,468	*
Trust u/w Mark Weidman, Deceased(35)	2,508	*	184	2,324	0
Steven C. Weidman	9,963	*	729	9,234	*
Kimberly Weiss	377	*	377	0	0
Lee Weiss	377	*	377	0	0
Mark Werdyger	732	*	732	0	0
Steve J. Wille	1,366	*	1,366	0	0
Morgan Stanley Smith Barney as Custodian FBO David Wohlberg IRA	54,126	*	3,291	50,835	*
David Wohlberg	263,297	*	28,032	235,265	*
Wolens Family Trust, Keenan Wolens, Trustee(36)	61,859	*	3,762	58,097	*
Robert P. Yavel(37)	48,450	*	189	48,261	*
Zeidman Family Trust 07-06-1993(38)	264	*	264	0	0
Bernard Zicherman	183	*	183	0	0

(1)	Apthera Holding, LLC is a limited liability company of which Black Powder Management L.L.C. is the Manager. Mr. Mitchell A. Saltz is the manager of Black Powder Management LLC and as such, has voting and investment control over the shares shown.
(2)	Luis R. Argueso, as Trustee of the Argueso Family Trust, has voting and investment control over the shares shown.
(3)	Robert B. Bailey Jr. and Paige Bentley Bailey, as Trustees of the Bailey Family Trust, have voting and investment control over the shares shown.
(4)	Blackmont Inc. is holding the shares shown in trust for the benefit of Dana Gilman, who has voting and investment control over such shares.
(5)	Includes 1,055,000 shares underlying warrants, the terms of which limit their exercise so that the holder’s beneficial ownership shall not exceed 4.99% which are not offered in this prospectus. Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of the shares held by CVI. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of such shares.
(6)	John B. Furman, as Trustee of the John B. Furman Defined Benefit Pension Trust, has voting and investment control over the shares shown.
(7)	Karl David Weidner also has the power to vote or dispose of the shares shown.
(8)	Mary Ann Gray was a director of Apthera until she tendered her resignation in connection with our acquisition of Apthera.
(9)	The shares beneficially owned by Mr. Hillsberg include 725,000 shares underlying stock options. Mr. Hillsberg has served as our Chairman of the Board of Directors since 2007.
(10)	Home Run Swing, LLC is a limited liability company of which Robert W. Crew is the managing member, and as such, has voting and investment control over the shares shown.
(11)	Inogo B.V. is a limited liability company of which Hovobema BV is the manager. WBM Eijkelkamp is the manager of Hovobema BV and, as such, has voting and investment control over the shares shown.
(12)	Lauren S. Kennedy’s spouse is Phillip B. Kennedy.
(13)	Peggy F. Kennedy’s spouse is Robert E. Kennedy.
(14)	Phillip B. Kennedy’s spouse is Lauren S. Kennedy.

(15)	Of the shares shown, 8,408 shares are owned of record by Ringneck Investments, LLC, of which Robert. E. Kennedy is the managing member. Mr. Kennedy, whose spouse is Peggy F. Kennedy, is the stockholder representative under the contingent value rights agreement. He served as our Vice President and Chief Financial Officer from April 13, 2011 until September 23, 2011. Immediately prior to joining us, he served as a director and as Chief Financial Officer of Apthera.
(16)	KwangDong Pharmaceuticals Co., Ltd (“KwangDong”) is a corporation and Joohoon Ahn has voting and investment power over the shares shown. KwangDong entered into a license agreement with Apthera in June 2009, pursuant to which KwangDong was granted a license to NeuVax in South Korea.
(17)	Lane Ventures, Inc. is a corporation and Joseph Hammer has voting and investment control over the shares shown.
(18)	Keith Lim, Inc. is a corporation and Keith Lim has voting and investment control over the shares shown.
(19)	Long Trail Advisors LLC is a limited liability company and Ira Z. Leiderman has voting and investment control over the shares shown. Mr. Leiderman was Chairman of the Board of Apthera until he tendered his resignation in connection with our acquisition of Apthera.
(20)	Luconja Investments, LLC is a limited liability company of which Stanley A. Myers, M.D. IRA is the manager. As such, Mr. Myers has voting and investment control over the shares shown.
(21)	Manschot Defined Benefit Plan is a profit sharing plan. Robert Marshal has voting and investment control over the shares shown.
(22)	Michael McFerrin, as Trustee of the Michael McFerrin Trust, has voting and investment control over the shares shown.
(23)	N.P. Monteban is the Chief Executive Officer of N.P. Monteban B.V., and as such, Mr. Monteban has voting and investment control over the shares shown.
(24)	Donald and Valerie Paquet, as Trustees of the Paquet Family Trust, have voting and investment control over the shares shown.
(25)	Dr. Peoples was appointed as Lead Medical Advisor of our company in connection with our acquisition of Apthera and serves as a principal investor in our Phase 3 PRESENT trial of NeuVax.
(26)	Richard N. Kipper, as Trustee of the R&I Family Trust u/a/d 3/15/90, has voting and investment control over the shares shown.
(27)	Philippe Y. Reyns, as Trustee of The Philippe Y. & Francoise J. Reyns Revocable Trust, has voting and investment control over the shares shown.
(28)	Ringneck Investments, LLC is a private limited liability company of which Robert E. Kennedy is the managing member. Robert E. Kennedy has voting and investment control over the shares shown.
(29)	The shares beneficially owned by Mr. Schwartz include 386,238 shares underlying stock options. Mr. Schwartz was appointed as our Executive Vice President and Chief Operating Officer on April 13, 2011 in connection with our acquisition of Apthera. Prior to that time, he served as a director and as the President and Chief Executive Officer of Apthera.
(30)	Michael J. Dupuy, the general partner of SMD Family Ltd. Partnership, has voting and investment control over the shares shown.
(31)	Of the shares shown, 125,000 are held in Mr. Telushkin’s IRA account.
(32)	CMM Investments, LLC, the general partner of Three W. Partners, Ltd. (“TWP”), has discretionary authority to vote and dispose of the shares held by TWP and may be deemed to be the beneficial owner of the shares held by TWP. Chia C. Wang and Yun M. Wang, are members of CMM Investments, LLC, and as such, have voting and investment control over TWP’s securities.
(33)	Weber Advantage Consulting, LLC is a limited liability company of which Kevin D. Weber is the Managing Member. As such, Mr. Weber has voting and investment control over the shares shown.
(34)	Karen Treiger, as surviving Trustee of the Treiger Family Trust dated April 15, 2011, has voting and investment control over the shares shown.
(35)	Steven C. Weidman, Dina Weidman and Joshua A. Weidman as Trustees of the Trust u/w Mark Weidman, Deceased, have voting and investment control over the shares shown.
(36)	Orna and Keenan Wolens have voting and investment control over the shares shown.
(37)	Of the shares shown, 25,000 are held by Mr. Yavel and his spouse in a joint tenancy with right of survivorship.
(38)	Eric Zeidman and Lori Zeidman, as Trustees of the Zeidman Family Trust 07-06-1993, have voting and investment control over the shares shown.

PLAN OF DISTRIBUTION

Primary Offering

All of the warrants are outstanding, and no additional warrants will be issued. We will deliver shares of our common stock upon exercise of a warrant, in whole or in part. We will not issue fractional shares. Each warrant contains instructions for exercise. In order to exercise a warrant, the holder must deliver to us or our transfer agent the information required by the warrants, along with payment of the exercise price for the shares to be purchased. We will then deliver shares of our common stock in the manner described below in the section titled “Description of Securities – Warrants.”

Secondary Offering

The shares of our common stock offered by the selling securityholders other than OTA LLC were issued by us to them on June 4, 2013 in payment of milestone #2 under our contingent value rights agreement. The shares of our common stock offered by OTA LLC are issuable upon the exercise of outstanding warrants issued by us under an investment banking agreement entered into by us and the selling securityholder (formerly known as Rodman and Renshaw) on August 3, 2008. The shares and warrants were issued in private transactions exempt from registration under the Securities Act. See “Description of Securities – Warrants” for more information regarding the warrants held by OTA LLC.

The selling securityholders may, from time to time, sell or otherwise transfer any or all of the shares that are covered by this prospectus on The NASDAQ Capital Market or on any other stock exchange, market or trading facility on which the shares are traded or in private transactions. Sales of the shares may be at fixed prices, at prevailing market prices at the time of sale, at prices relating to the prevailing market prices, at varying prices determined at the time of sale or at negotiated prices.

The selling securityholders may use any one or more of the following methods when selling or otherwise transferring the shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	privately negotiated transactions;

•	short sales;

•	transactions in which the broker-dealer agrees with the selling securityholder to sell a specified number of the shares at a stipulated price per share;

•	a combination of any such methods of sale; or

•	any other method permitted by applicable law.

To the extent permitted by applicable law, the selling securityholders may enter into hedging transactions. For example, the selling securityholders may:

•	enter into transactions involving short sales of the shares by a broker-dealer;

•	sell shares short themselves and redeliver the shares to close out their short positions;

•

enter into option or other types of transactions that require the selling securityholders to deliver shares to a broker-dealer, who will then resell or otherwise transfer the shares under this prospectus; or

•	loan or pledge the shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

We have provided the selling securityholders with a copy of this prospectus. If the selling securityholders use this prospectus for any sale of the shares, they will be subject to the prospectus delivery requirements of the Securities Act, including by compliance with Rule 172 under the Securities Act.

Any shares covered by this prospectus that qualify for resale in accordance with the terms and conditions of Rule 144 under the Securities Act may be sold by the selling securityholders under Rule 144 rather than under this prospectus.

We will pay all fees and expenses incurred in connection with the registration of the shares of our common stock covered by this prospectus (including, without limitation, SEC filing fees, The NASDAQ Capital Market listing fees and the fees and expenses of our attorneys and accountants), and the selling securityholders will pay any brokerage or underwriting commissions or discounts or other expenses relating to their sales of these shares.

The selling securityholders may from time to time pledge or grant a security interest in some or all of the shares covered by this prospectus and, if they default in the performance of their secured obligations, the secured parties may offer and sell such shares from time to time under this prospectus after we have filed a supplement to this prospectus that amends the list of selling securityholders to include the secured parties as selling securityholders under this prospectus.

The selling securityholders may from time to time transfer some or all of the shares covered by this prospectus by gifts, by distributions of the shares to stockholders, partners or members of selling securityholders that are corporations, partnerships or limited liability companies, respectively, or by other similar distributions. In such event, the donees or other transferees of such shares may offer and sell such shares from time to time under this prospectus after we have filed a supplement to this prospectus that amends the list of selling securityholders to include the donees or other transferees as selling securityholders under this prospectus.

The selling securityholders and any broker-dealers or agents that are involved in selling the shares covered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling securityholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of shares if liabilities are imposed on that person under the Securities Act.

The selling securityholders have advised us that, as of the date of this prospectus, they have not entered into any agreements or arrangements with any underwriters or broker-dealers regarding the sale of the shares that are covered by this prospectus and that there is no underwriter or coordinating broker acting in connection with a proposed sale of any such shares by the selling securityholders. If we are subsequently notified by the selling securityholders that any material arrangement has been entered into with an underwriter or a broker-dealer for the sale of any of the shares, if required by applicable law we will file a supplement to this prospectus that discusses such arrangement.

Broker-dealers engaged by the selling securityholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling securityholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling securityholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of the shares by a broker-dealer acting as principal may be deemed to be underwriting discounts or commissions under the Securities Act.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, may apply to sales of the shares covered by this prospectus and to the related activities of the selling securityholders. Regulation M generally provides, among other things, that any selling securityholder engaged in the distribution of securities may not concurrently purchase such securities during the period of distribution described in Regulation M.

LEGAL MATTERS

TroyGould PC, Los Angeles, California, has rendered an opinion with respect to the validity of the shares of common stock offered by this prospectus. Sanford J. Hillsberg, the Chairman of our Board of Directors, is an attorney with TroyGould PC. TroyGould PC owned a total of 123,491 shares of our common stock as of July 31, 2013.

EXPERTS

The consolidated financial statements of Galena Biopharma, Inc. as of December 31, 2012 and 2011 and for the years then ended and for the cumulative period from inception (January 1, 2003) through December 31, 2012, incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2012, have been so incorporated in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm, upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933. This prospectus is part of the registration statement but the registration statement includes and incorporates by reference additional information and exhibits. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other document we file with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding companies, such as ours, that file documents electronically with the SEC. The address of that site on the world wide web is http://www.sec.gov. The information on the SEC’s web site is not part of this prospectus, and any references to this web site or any other web site are inactive textual references only.

The SEC permits us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus. Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care that you read this prospectus. Later information that we file with the SEC will automatically update and supersede the information that is either contained, or incorporated by reference, in this prospectus, and will be considered to be a part of this prospectus from the date those documents are filed. We have filed with the SEC, and incorporate by reference in this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2012;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013

•

our Current Reports on Form 8-K filed March 21, 2013, May 3, 2013, May 9, 2013, May 16, 2013, May 31, 2013, July 5, 2013 and August 8, 2013, respectively (not including any information furnished under Item 2.02 or 7.01 of Form 8-K, including any related exhibits, which information is not incorporated herein by reference); and

•

the description of our common stock and related rights contained in our registration statement on Form 8-A (File No. 001-33958), including any amendment or report filed for the purpose of updating such description.

We also incorporate by reference all additional documents that we file with the SEC under the terms of Section 13(a), 13(c), 14 or 15(d) of the Exchange Act that are made after the initial filing date of the registration statement of which this prospectus is a part and the effectiveness of the registration statement, as well as between the date of this prospectus and the termination of any offering of securities offered by this prospectus. We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with SEC rules.

You may request a copy of any of the documents incorporated by reference in this prospectus, at no cost, by writing or telephoning us at the following address: Galena Biopharma, Inc., 310 N. State Street, Suite 208, Lake Oswego, Oregon 97034, Attention: Investor Relations, Phone: (855) 855-4523. We will not send exhibits to any documents, unless the exhibits are specifically incorporated by reference in the document.

PROSPECTUS

PRIMARY OFFERING

10,311,793 Shares of Common Stock

Issuable upon Exercise of Warrants

SECONDARY OFFERING

408,545 Shares of Common Stock

Offered by the Selling Securityholders

August 15, 2013